

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

Via E-mail
Mr. Jeffrey R. Mistarz
Chief Financial Officer
Lime Energy Co.
16810 Kenton Drive, Suite 240
Huntersville, NC 28078

>   **Re: Lime Energy Co.**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed March 16, 2012**
>   **File No. 1-16265**

Dear Mr. Mistarz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

General

1.   We note that your Form 8-K filed on July 17, 2012 indicates that certain of your financial statements should no longer be relied upon. We also note that you are delinquent in your Exchange Act reporting obligation. Please provide us an update of the status of the internal investigation of your misreporting and tell us when you expect to file amended financial statements and become current in your Exchange Act reporting obligation.

Critical Accounting Policies and Estimates, page 26
Revenue and Profit Recognition, page 26

2. We note that during 2011, your consolidation of systems and accounting activities, allowed you to better make and monitor estimates that are sufficiently dependable to justify the use of the percentage of completion method of accounting for all your projects. Please address the following regarding this change and revise your disclosures, as appropriate:

- Provide a specific and comprehensive discussion regarding the terms of your contracts and explain how you determined that revenue recognition on a percentage of completion basis is appropriate. Reference ASC 605.

- Provide a specific and comprehensive discussion of the changes that occurred in 2011 and explain how and why you now believe that your estimates are sufficiently dependable to justify the use of the percentage of completion method of accounting for all your projects, including how you assessed the reliability of your estimates and determined they are reasonably dependable. Also, specifically address when and how you account for products you purchase and resell to your clients.

- We note your disclosure on page 29 that you offer certain customers extended payment terms. Address if and how you considered these terms in your revenue recognition policy.

- Quantify the impact of the change from the completed contract method to the percentage of completion method, including if the change included contracts that were in progress, and address the accounting and disclosure requirements for this change.

- As of your most recent year-end and current interim period, provide the aging and expected collection terms of your accounts receivable and the aging and expected billing terms of your costs and estimated earnings in excess of billings on uncompleted contracts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief